Exhibit (a)(1)(K)

Intevac, Inc.
Equity Award Notice (“Notice”)
March 14, 2025
Dear Equity Award Holder:
As you may know, on February 13, 2025, Intevac, Inc. (“Intevac”) entered into an Agreement and Plan of Merger (the “Merger Agreement,” and the transactions contemplated under the Merger Agreement, the “Merger”) with Seagate Technology Holdings plc (“Seagate”) and certain other parties, pursuant to which, subject to the terms and conditions of the Merger Agreement, Intevac will become an indirect wholly owned subsidiary of Seagate.  The date that the Merger actually closes (the “Closing”) is referred to in this Notice as the “Closing Date.”  The Closing Date currently is expected to occur on or around March 31, 2025.  The time when the Merger becomes effective is referred to in this Notice as the “Effective Time.”
The purpose of this Notice is to summarize the treatment, in connection with the Merger, of all outstanding awards of stock options (“Options”), restricted stock units (“RSUs”), and restricted stock units for which vesting is subject to the achievement of performance-based criteria (“PRSUs”) that were granted under Intevac’s 2012 Equity Incentive Plan (as amended), 2020 Equity Incentive Plan (as amended), and 2022 Inducement Equity Incentive Plan (each, a “Plan,” and collectively, the “Plans”) and the applicable award agreements thereunder.  The Options, RSUs, and PRSUs, collectively, are referred to in this Notice as “Awards.”  If you participate in the Company’s Employee Stock Purchase Plan, you will receive information related to that plan under separate cover.
The treatment of Awards in connection with the Merger as described below is subject to the applicable terms of the Plans and Merger Agreement and contingent on the Closing of the Merger.  If there is any conflict between the description below and the terms of the Plans and Merger Agreement, then the terms of the Plans and Merger Agreement will control.
Q:	How do I determine the current status and types of Awards that I have been granted?
A:	You should log in to your E*Trade account at https://us.etrade.com/etx/pxy/login to determine the current status and types of your Awards.
Q:	What will happen to my Options at the Effective Time?
A:
At the Effective Time, each of your Options that has an exercise price per share that is less than $4.00 (each, an “In-the-Money Option”) and is unvested will fully vest.  Each In-the-Money Option that is then outstanding will be canceled in exchange for the right to receive a cash amount equal to (x) the number of shares covered by the In-the-Money Option immediately before the Closing multiplied by (y) $4.00 minus the exercise price per share of your In-the-Money Option.  This cash amount will be paid (less any applicable withholding taxes and other deductions) no later than the third regularly scheduled payroll date following the Closing.

YOU DO NOT NEED TO EXERCISE YOUR OPTIONS OR OTHERWISE PAY THE EXERCISE PRICE ASSOCIATED WITH SUCH OPTIONS TO RECEIVE THE OPTION CASH PAYMENT.
At the Closing of the Merger, each of your Options that is not an In-the-Money Option (i.e., has an exercise price per share of $4.00 or more) will be canceled without the payment of any consideration.
Q:	What will happen to my RSUs at the Effective Time?
A:
At the Effective Time, each RSU that is then outstanding, whether or not vested, will be cancelled and the holder of such RSU will be entitled to an amount in cash equal to the product of (x) the total number of shares subject to such RSU immediately prior to the Effective Time (without regard to vesting) multiplied by (y) $4.00.  This cash amount will be paid (less any applicable withholding taxes and other deductions) no later than the third regularly scheduled payroll date following the Closing.

Q:	What will happen to my PRSUs at the Effective Time?
A:	Immediately prior to the Effective Time,
•
each PRSU granted during calendar year 2022 that is then outstanding will be cancelled and the holder of such PRSU will be entitled to an amount in cash equal to the product of (i) 25% of the “Number of RSUs Subject to Award” listed in the applicable award agreement multiplied by (ii) $4.00; and

•
each PRSU granted during calendar year 2025 that is then outstanding will be cancelled and the holder of such PRSU will be entitled to an amount in cash equal to the product of (i) the “Target PRSUs” listed in the applicable award agreement multiplied by (ii) $4.00.

This cash amount will be paid (less any applicable withholding taxes and other deductions) no later than the third regularly scheduled payroll date following the Closing.
Prior to the Effective Time, each outstanding and unvested PRSU granted during calendar year 2023 and calendar year 2024 will be cancelled for no consideration.
Q:	As part of the Merger, there is a special dividend. Do my Awards receive any payments related to the special dividend?
A:	Yes, the In-the-Money Options, RSUs and PRSUs that are outstanding on March 24, 2025 will receive a dividend equivalent payment in cash on or around March 28, 2025 as follows:
•	each In-the-Money Option will be entitled to an amount equal to the product of (x) the total number of Shares subject to such In-the-Money Option multiplied by (y) $0.052, rounded to the nearest cent;
•	each Company RSU will be entitled to an amount equal to the product of (x) the total number of Shares subject to such Company RSU multiplied by (y) $0.052, rounded to the nearest cent;
•
each Company PRSU granted during calendar year 2022 will be entitled to an amount equal to the product of (I) 25% of the “Number of RSUs Subject to Award” listed in the applicable award agreement (and set forth in Section 2.8(c)(i)(A) of the Company Disclosure Schedule) multiplied by (II) $0.052, rounded to the nearest cent, and

•
each Company PRSU granted during calendar year 2025 will be entitled to an amount equal to the product of (I) the “Target PRSUs” listed in the applicable award agreement (and set forth in Section 2.8(c)(i)(B) of the Company Disclosure Schedule) multiplied by (II) $0.052, rounded to the nearest cent.

Q:	What are the tax and withholding consequences of the cash payments?
A:
Please see Appendix A attached to this Notice for a general discussion of the U.S. tax implications (including tax withholding requirements) associated with any cash payments of the Awards and the dividend equivalent.  If you are subject to the tax laws of a country other than the U.S., or the tax laws of multiple countries, you should be aware that there may be other tax consequences that may apply to you.  You should consult your own tax advisor as to the specific tax implications to you of the Merger with respect to your Awards and any cash payments payable to you, including the applicability and effect of federal, state, local and non‑U.S. tax laws.  Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances.

Please note that if the Merger is not completed for any reason, your Awards will continue in accordance with their existing terms and you will not receive any of the consideration described in this Notice with respect to your Awards.  In addition, if, before the Closing Date, any of your Awards expire, are terminated, or are forfeited for any reason, you will not receive any of the consideration described in this Notice with respect to such expired, terminated or forfeited Awards.
If you have any questions regarding your Awards, please contact Shannon Fogle at (408)-203-6027.
For information on the treatment of shares of Intevac that you may hold, please see the proxy statement/prospectus and other documents relating to the Merger that we have publicly filed with the Securities and Exchange Commission (the “SEC”), that are available through the SEC’s website at www.sec.gov.

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Appendix A
U.S. Federal Income Tax Implications and Withholding for Cash Payments
If you are a U.S. taxpayer, you will recognize ordinary income in an amount equal to your cash payments for Awards and the dividend equivalent at the time payment is made to you.  If you received your Award as an employee, the income will constitute wages and will be reduced by applicable U.S. federal and state income and employment tax withholdings, in addition to any other required withholdings.  You should consult your own tax advisor as to the specific tax implications to you of the Merger with respect to your Awards and any cash payments payable to you, including the applicability and effect of federal, state, local and non-U.S. tax laws.  Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances.

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Additional Information and Where to Find It
This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Intevac, Inc. (“Intevac”). On March 3, 2025, in connection with the proposed acquisition (the “Transaction”) of Intevac by Seagate Technology Holdings plc (“Seagate”), Irvine Acquisition Holdings, Inc. (“Bidder”) commenced a tender offer for all of the outstanding shares of Intevac.   On March 3, 2025, Bidder filed with the U.S. Securities and Exchange Commission (the “SEC”) tender offer materials on Schedule TO with the SEC, and Intevac filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The offer to purchase shares of Intevac is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as part of the Schedule TO. Under certain circumstances described in the definitive Transaction documents, Seagate may determine instead to terminate or withdraw the offer and effect the Transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a proxy statement for the solicitation of votes of Intevac stockholders to approve the merger. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, AS MAY BE AMENDED, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS MAY BE AMENDED, AND, IF APPLICABLE, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY SEAGATE, INTEVAC, OR BIDDER CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY INTEVAC’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER, OR IF APPLICABLE, VOTING ON THE TRANSACTION. A free copy of these materials is available to Intevac’s stockholders by visiting Intevac’s website (https://ir.intevac.com/websites/intevac/English/3100/us-sec-filings.html). In addition, these materials (and all other documents filed by Seagate, Intevac, and Bidder with the SEC) are available at no charge on the SEC’s website (www.sec.gov).
If the tender offer is terminated and the Transaction is to be effected by merger only, in which case, the approval of Intevac stockholders must be obtained, Seagate, Intevac and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Intevac’s stockholders in connection with the Transaction. Information regarding Seagate’s directors and executive officers is available in its most recent proxy statement that was filed with the SEC (and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1137789/000113778924000085/stx-20240903.htm).  Information regarding Intevac’s directors and executive officers is available in its most recent proxy statement that was filed with the SEC (and is available at https://www.sec.gov/Archives/edgar/data/1001902/000119312524091334/d719495ddef14a.htm). Other information regarding potential participants in any such proxy solicitation will be contained in any proxy statement filed in connection with the Transaction.

Forward-Looking Statements
This communication contains forward-looking statements that involve a number of risks, uncertainties and other factors relating to future events and the future performance of Intevac and Seagate, including regarding: (i) the Transaction; (ii) the anticipated occurrence, manner and timing of the tender offer, (iii) the expected timing of the closing of the Transaction; (iv) considerations taken into account in approving and entering into the Transaction; (v) the anticipated benefits to, or impact of, the Transaction on Intevac’s and Seagate’s respective businesses; and (vi) expectations for Intevac and Seagate following the closing of the Transaction. There can be no assurance that the Transaction will be consummated.
Actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “propose,” “provide,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include:  (i) the possibility that the conditions to the closing of the Transaction are not satisfied or waived; (ii) uncertainties as to how many of Intevac’s stockholders will tender their stock; (iii) the possibility that competing offers will be made; (iv) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (v) possible disruption related to the Transaction to Intevac’s and Seagate’s current plans, operations and business relationships, including through the loss of customers and employees; (vi) the amount of the costs, fees, expenses and other charges incurred by Intevac and Seagate related to the Transaction; (vii) the risk that Intevac’s or Seagate’s stock price may fluctuate during the pendency of the Transaction; (viii) the diversion of Intevac’s or Seagate’s respective management’s time and attention from ongoing business operations and opportunities; (ix) the response of competitors and other market participants to the Transaction; (x) potential litigation relating to the Transaction; (xi) uncertainty as to timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (xii) the impact of global macroeconomic conditions and supply chain challenges on Intevac’s or Seagate’s respective businesses.
A more complete description of these and other material risks can be found in the periodic reports that Intevac and Seagate have filed and will file with the SEC, including their Quarterly Reports on Form 10-Q for the quarterly period ended December 27, 2024 and September 28, 2024 for Seagate and Intevac respectively, and their Annual Reports on Form 10-K for the fiscal year ended June 28, 2024 and December 28, 2024 for Seagate and Intevac respectively, as well as the Schedule TO and related tender offer documents to be filed by Seagate and its acquisition subsidiary, Bidder, the Schedule 14D-9 to be filed by Intevac, and, if applicable, the proxy statement referenced above. All forward-looking statements in this communication are based on information available to Intevac and Seagate as of the date of this communication, and, except as required by law, neither Intevac nor Seagate assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.